Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees:

We consent to the incorporation by reference in the Registration Statement (No. 333-89576) on Form S-8 of EnPro Industries, Inc. of our report dated June 26, 2014, with respect to the statements of net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees.

/s/ GreerWalker, LLP

Charlotte, North Carolina
June 26, 2014